Exhibit 99.1

TERM SHEET
FOR RESTRUCTURING OF
TVC OPUS 1 DRILLING PROGRAM, L.P.
AUGUST 18, 2011

This Term Sheet summarizes the principal terms for the restructuring (the “Restructuring”) of the TVC OPUS 1 Drilling Program, L.P., a Delaware limited partnership (the “Partnership”).  No legally binding obligations will be created until definitive agreements are executed and delivered by all parties and approved by the Board of Directors of Tri-Valley Corporation, a Delaware corporation (“Tri-Valley”), and the independent Special Committee of Partners of the Partnership (the “Special Committee”).  The Special Committee was formed to address situations where the interests of the partners of the Partnership and Tri-Valley may be in conflict.  The Special Committee has negotiated this Term Sheet at arms’-length with Tri-Valley.

MERGER

Formation of New Company:	Vaca Oil Sands, LLC, a Delaware limited liability company (“Newco”), will be formed. Newco will be the successor to the Partnership, and, after the closing, will operate the Partnership’s business.

Contribution:
Tri-Valley and/or its wholly owned subsidiaries will contribute its entire working interest and record title interest in oil and gas leases and related assets, together with its entire overriding royalty interests (“ORRIs”), covering the Pleasant Valley oil field properties operated by Tri-Valley Oil & Gas Co. and/or Tri-Valley, including what are commonly referred to as the Hunsucker, Scholle, Hansen (subject to pending litigation), and Lenox/Snodgrass properties (collectively, the “Properties”) to Newco in exchange for Class A Units of Newco.  Currently, the ORRIs are held by Tri-Valley and the limited and general partners of the Partnership do not have any rights to or interest in the ORRIs.  The Properties will be subject to customary area of mutual interest (“AMI”) provisions.

Merger:
The Partnership, including its 75% working interest in the Properties, will be merged with and into Newco (the “Merger”).  As a result of the Merger, each limited and general partner of the Partnership will receive Class B Units in Newco in proportion to the number and percentage interests such limited and general partners have in the Partnership.  For the sake of clarity, each of the OPUS Agreement of Partnership (as amended), Drilling Program Agreement, and AAPL Form 610 - 1989 Operating Agreement shall terminate concurrently with the closing of the Merger.

NEWCO

Voting:
Class A Units will be non-voting units for so long as Tri-Valley or one of its wholly owned subsidiaries continues to be the Manager of Newco, provided that if Tri-Valley or one of its wholly owned subsidiaries ceases to be the Manager, then each Class A Unit will be entitled to one (1) vote.  Each Class B Unit will be entitled to one (1) vote.

Distribution of ORRI Income:
Income generated from the ORRIs for the Properties (“ORRI Income”) will be allocated 25% to the Class A Units and 75% to the Class B Units; provided, however, that all ORRI Income otherwise allocable to the Class A Units shall be allocated instead to the holders of the Class B Units, as partial satisfaction of the Preferred Return Amount, until the Preferred Return Date.  ORRI Income shall be allocated on a monthly basis by Newco and with consent of the majority of the members of the management board, may be used for development of the Properties.

Preferred Return:
In order to resolve disputed issues between Tri-Valley and the Opus partnership, 75% of the ORRIs shall be allocated to Class B Units and the Preferred Return Amount shall be allocated to the holders of Class B Units.
Until the Preferred Return Date, all of Newco’s cash flow available for allocation will be allocated to the Class B Units.  “Preferred Return Date” means the date as of which the holders of the Class B Units have been allocated an aggregate of $20.3 million plus interest calculated at 5.25% per annum (the “Preferred Return Amount”) from Newco’s cash flow allocations that would otherwise have been allocated to Tri-Valley or one of its wholly owned subsidiaries.  In other words, 25% of the ORRI Income that would otherwise be allocable to the holders of the Class A Units and 25% of any other cash flow allocations that would otherwise be allocable to the holders of the Class A Units will be allocated to the holders of the Class B Units and will be used to satisfy the Preferred Return Amount.

Assuming the Preferred Return Amount has been satisfied, the Class B holders are anticipated (but not guaranteed) to have received consideration resulting from the Opus 1 Drilling Program equal to approximately their original investment (after aggregating the sum of (i) the Preferred Return Amount, (ii) the direct allocations to Class B Units, (iii) the value of the ORRI and (iv) prior distributions to partners of the Partnership).

The definitive agreements will provide that the Preferred Return Amount must be satisfied in full by a specified date to be mutually determined by Tri-Valley and the Special Committee (as may be extended, the “Payment Date”).  If a material portion, but not the entire amount, of the Preferred Return Amount has been satisfied by the Payment Date then the Payment Date shall be automatically extended for a period of time to be specified in the definitive agreements.

Security Interest:
Tri-Valley will pledge all of its Class A Units to Newco (for the benefit of Class B Units) as security for satisfaction of the Preferred Return Amount.  If the Preferred Return Amount is not satisfied by the Payment Date, then Tri-Valley will forfeit such portion of its interest in Newco as is equal to the portion of the Preferred Return Amount remaining unsatisfied as of the Payment Date; provided, however, that if the Preferred Return Amount has not been satisfied by the Payment Date and the contingent releases from the members of the Special Committee have become effective, then Tri-Valley will forfeit its entire interest in Newco.

Regular Distributions:
After the Preferred Return Date, 25% of cash flow available for allocation (including ORRI Income, and after deduction of operating expenses, etc.) will be allocated to the Class A Units and 75% of cash flow available for allocation (including ORRI Income, and after deduction of operating expenses, etc.) will be allocated to the Class B Units.

Management:
Tri-Valley or one of its wholly owned subsidiaries will be the operating manager of Newco (the “Manager”); provided, however, that, among other things, the following actions will require approval of a majority of the members of a management board consisting of three or fewer holders of Class B Units:

a) The drilling, completion, equipping, recompleting, reworking, sidetracking, or plugging and abandoning of any well or zone;

b) The construction or other acquisition for use facilities or pipelines to gather, treat, dehydrate, compress, process, steam, handle water, transport or market oil or gas;

c) The entrance into a contract related to the exploration, drilling, production, extraction or sale of oil or gas or any other contract which is expected to affect the accounts of Newco in the amount of $25,000 or more;

d) The engagement in any business other than the exploration, drilling or extraction of oil or gas;

e) The adoption of the annual budget and business plan for Newco;

f) The retention, termination or entering into an agreement with a contract operator for any of Newco’s oil and gas leases;

g) Any act which would cause or permit a mortgage, pledge, security interest, encumbrance, lien or charge of any kind to exist on any asset owned or held by Newco;

h) Any act which would cause or permit Newco to incur, assume, guarantee, or otherwise become liable for any debt;

i) Any act which would cause or permit Newco or any direct or indirect subsidiary of Newco to merge or consolidate with any person;

j) The confession of a judgment against Newco in an amount in excess of $50,000;

k) Any sale or transfer of assets of Newco involving total consideration in excess of $100,000 or assets valued at more than $100,000;

l) Any capital expenditures in excess of $25,000;

m) Any acquisition by Newco involving total consideration in excess of $100,000;

n) Any transaction by Newco involving the issuance of any equity or any equity-based security by Newco;

o) Any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) between Newco and the Manager or any of its affiliates; and

p) The admission of any member.

In addition, under certain circumstances, upon approval by a majority of the members of the management board, the management board shall be entitled to cause the Manager to affirmatively take certain actions.

OTHER MATTERS

SAGD Drilling:
At the Closing, Tri-Valley will either provide or obtain a financing commitment for Newco to fund three (3) SAGD wells, which together with existing wells will make up 3 SAGD well pairs, including: (i) within 6 months after Closing, to fund the drilling, completion and equipping of a SAGD pilot project on the Properties, and (ii) within 6 months after the SAGD test, if the SAGD pilot project is successful and meets certain performance standards set out in the definitive agreements, to fund the drilling, completion and equipping of two (2) additional SAGD wells on the Properties.  Such financing shall be on market terms obtainable directly from a lender.

Oil Field Development:
After successful testing of the SAGD pilot, Newco will prepare a development plan for the Properties and Newco and Tri-Valley will work together to obtain additional financing and carry out the development plan.

Tri-Valley Receivable
As of December 31, 2010, Tri-Valley had booked a receivable in the approximate amount of $6.3 million owed by the Partnership.  Such receivable will form part of the assets being contributed by Tri-Valley in consideration for its Class A Units. The amount of such receivable shall be adjusted and restated at Closing to reflect net revenue from the Opus Drilling Program attributable to the Partnership after December 31, 2010.

Tax:	The parties will use reasonable best efforts to consummate the Restructuring in the most tax-efficient manner for the OPUS partners and Tri-Valley.

Excluded Leases:
The other Opus Drilling Program leases, including the Moffat Ranch oil and gas leases and the Ekho surface lease and #1 wellbore, will be retained by Tri-Valley.  Pleasant Valley Leases will be transferred to Newco.  All other oil and gas leases utilized by the Partnership will be held by Newco.

Conditions to Closing:
Closing of the Restructuring will be subject to satisfaction or waiver of the following conditions:

a) Counsel to Tri-Valley and the Partnership shall have determined that the securities issuances in connection with the Merger are exempt from all applicable federal and state registration requirements and that such issuances will not violate any applicable laws regulating the issuance of securities;

b) The Restructuring shall have been approved by the Board of Directors of Tri-Valley and by a majority in interest of the partners of the Partnership in accordance with the terms of the OPUS Partnership Agreement;

c) Tri-Valley shall have received contingent general releases from each member of the Special Committee which shall become effective only upon the earlier to occur of (i) satisfaction in full of the Preferred Return Amount, or (ii) any time that the Class A Units pledged by Tri-Valley as security for payment of the Preferred Return Amount are valued at 150% or more of, (A) the Preferred Return Amount then remaining unsatisfied, plus (B) interest expected to accrue thereon prior to satisfaction.  The valuation of Tri-Valley’s Class A Units will be conducted by an independent third party, based on criteria set out in the definitive agreements;

d) The contingent releases will include an agreement not to sue Tri-Valley, any subsidiary of Tri-Valley, or any affiliate of Tri-Valley (including, for the sake of clarity, current and former officers and directors of Tri-Valley and/or such subsidiaries), or the Partnership, or Newco, for any claim related to, directly or indirectly, the Partnership prior to the Closing Date;

e) Subject to the satisfaction of certain conditions, G. Robert Miller has agreed to rescind the tolling agreement executed in September 2010, which was put in place to facilitate resolution of the claims noted above;

f) Subject to the satisfaction of certain conditions, Tri-Valley together with its affiliates, officers and directors, the Partnership, and G. Robert Miller have agreed to enter into a new tolling agreement which tolls the claims of all partners in the Partnership noted above until the satisfaction in full of the Preferred Return Amount (including a reasonable tolling period on the event of non-satisfaction); and

g) No legal proceeding shall be pending wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the Restructuring, or (ii) cause the Restructuring to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect.

Voting Agreement:	The members of the Special Committee and certain other partners of the Partnership will enter into voting agreements approving the Restructuring.

Signature Page follows:

EXECUTED this 18th day of AUGUST, 2011.

THE PARTNERSHIP:

TVC Opus 1 Drilling Program, L.P.
     By:  Tri-Valley Corporation
     Its:  General Partner

            By: /s/ Maston N. Cunningham
            Name:  Maston N. Cunningham
            Its: Chief Executive Officer

TRI-VALLEY:

Tri-Valley Corporation

By:  /s/ Maston N. Cunningham
Name:  Maston Cunningham
Its:  Chief Executive Officer

SPECIAL COMMITTEE OF THE PARTNERSHIP: /s/ G. Robert Miller G. Robert Miller /s/ Todd Garrett Todd Garrett /s/ George Bean George Bean /s/ Peter Huggins Peter Huggins